Exhibit 99.6

Bezeq The Israel Telecommunication Corporation Ltd. Chapter E – Report Concerning Effectiveness of Internal Controls (SOX format)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic report (hereinafter - "the Report") is documented, processed, summarized and reported within the time periods specified in the law, and that such information is summarized and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. The management, including the chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under United States Rule 13a-15(e) of the Exchange Act of 1934, as of December 31, 2015. Based upon that evaluation, the chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under United States Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the company’s receipts and expenditures are being made only in accordance with appropriate authorization; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015. In conducting its assessment of internal control over financial reporting, the management based its evaluation on the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting is effective as of December 31, 2015.

It should be noted that during 2015 the Company gained full control in DBS and purchased all of the outstanding shares of DBS. For details of the acquisition, see Note 11.2 of the consolidated financial statements. In accordance with the SEC directives regarding the assessment of the effectiveness of internal controls over financial reporting of business combinations which was implemented during the reporting year, the Company's management excluded the assessment of internal controls over the financial reporting of DBS in this report. DBS' results are included in the consolidated financial statements for the year ended December 31, 2015 and its revenues represent 13.4% of the revenues in the consolidated financial statements of 2015.

Auditors' Attestation Report

Our independent auditors, Somekh Chaikin, an Israeli partnership and a member firm of KPMG International, have issued an audit report on the effectiveness of our internal control over financial reporting. The audit report on internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of DBS. The report is included on page 3 of the consolidated financial statements.

Changes in Internal Control over Financial Reporting

The acquisition of all the outstanding shares of DBS represents a material change in internal controls over financial reporting since the previous assessment of the effectiveness of internal controls over financial reporting made by the Company's management. In light of the complexity and scope of DBS activities, the use of separate accounting systems and internal control procedures by DBS, as well as in order to ensure the Company's ability to evaluate the internal controls over the financial reporting of DBS in the best possible manner, the Company's management decided to adopt the concession granted in accordance with the directives of the SEC, so that the first-time implementation of the assessment of the effectiveness of internal controls and procedures of DBS will begin on December 31, 2016.

With the exception of the acquisition noted above, there were no changes in our internal control over financial reporting during the period covered by the Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Stella Handler, certify that:

1.	I have reviewed this periodic report (hereinafter - "the Report") of Bezeq The Israel Telecommunication Corporation Ltd. (hereinafter - "the Company");

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in United States Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in United States Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS);

	(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function1):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 16, 2016

________________*

Stella Handler

Chief Executive Officer

*    The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

1 The board of directors' committee to examine the financial statements.

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Dudu Mizrahi, certify that:

1.	I have reviewed this periodic report (hereinafter - "the Report") of Bezeq The Israel Telecommunication Corporation Ltd. (hereinafter - "the Company");

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in United States Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in United States Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS);

	(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function2):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 16, 2016

________________*

Dudu Mizrahi

Chief Financial Officer

*    The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

2The board of directors' committee to examine the financial statements.